SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Letter to TSE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date January 8, 2004	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

December 11, 2003

VIA FACSIMILE –1-416-947-4547

Ms. Glenda Barbour
The Toronto Stock Exchange
The Exchange Tower, 3rd Floor
130 King Street West, P.O. Box 450
Toronto, Ontario M5X 1J2

Dear Ms. Barbour,

RE:	Oncolytics Biotech Inc.
Grant of Stock Options

We advise that upon approval of the Board of Directors of Oncolytics Biotech Inc. (the “Corporation”), options to purchase 266,000 common shares of the Corporation were granted, subject to regulatory approval, in accordance with the stock option plan of the Corporation. The exercise price of the options is $4.50 per common share, the closing price of the common shares on Wednesday, December 10, 2003 on the TSX. We will follow up in our monthly report, an outline of the grant activity.

Please accept this letter as notice of the grant of stock options.

If you require anything further, please do not hesitate to contact myself at 403-670-7380. I look forward to your letter of approval.

Sincerely,

D.A. (Doug) Ball, C.A.
Chief Financial Officer

CC: Mr. T. Whiteley (Bennett Jones LLP)